Norske Skog

Skogn, 2003-02-05

United States Securities and Exchange Commission
Washington DC 20549

USA

03007438

FEB 19 2003

Information - file 82-5226

Please find enclosed copies of documents sent to Oslo Stock Exchange, February 5, 2003.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

SUPPL

Oddrunn Ringstad

Enclosure: Messages sent to Oslo Stock Exchange February 5, 2003

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

3/18

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

82-5226

Norske Skog

PRESS RELEASE

2 billion NOK improvement plan on target

Norske Skog's efforts to achieve improvement results of 2 billion NOK by the end of 2004 are on target. The company has begun implementing multiple initiatives across the globe.

In October 2002, Norske Skog started a comprehensive program to strengthen the company's competitiveness and profitability. The 'Improvement 2003' program involves the entire global operation.

Work targeted

Norske Skog has identified close to 300 improvement initiatives and prepared plans for implementation. The cost reductions and increase in efficiencies should produce improvement results of 2 billion NOK.

"It is essential to carry out significant changes to strengthen Norske Skog's competitive strength and profitability. The current downturn is believed to continue in 2003 with weak markets, low paper prices and a strong Norwegian krone. We must proceed quickly and effectively to counter this situation. I am impressed with the contribution and work that is being done. There are some very difficult decisions ahead of us, but the work that has been done shows that we will succeed", says President and CEO Jan Reinås."

Co-ordinate and streamline

Norske Skog's strength is that it is a global player with operations on five continents, which allows for substantial results on improvement activities. The program will capture significant results and synergies with stronger co-ordination within administration, production, purchasing and logistics. Administration will be simplified and reduced, while the organisation and manning at the mills will be streamlined to a greater extent than today. This will make it easier to share knowledge and transfer best practice between production units in the company.

According to Norske Skog's calculations, the initiatives will capture improvement results in 2004 that will roughly be divided as follows:

- Production & maintenance manning: NOK 450 million
- Corporate and mill overhead: NOK 450 million
- Supply: NOK 600 million
- Distribution: NOK 150 million
- Sales & operation: NOK 350 million

Manning reductions

In December 2002, considerable changes were made in the organisation structure and new senior managers for central positions were appointed. The restructuring process has continued throughout all parts of the company including a comprehensive review of tasks and responsibilities.

Based on this process, the total reduction is estimated to exceed 1,200 full-time positions during 2003 and 2004. In total, the administrative positions will be reduced by about 25%, while positions in production and maintenance will go down by approximately 15%.

The downsizing process will begin with staff functions at the head office and regional offices (Oslo, Sydney in Australia, and Curitiba in Brazil). The new organisational structure at these locations will be effective from February 15, 2003.

At the mills, it is necessary to use more time to develop the new organisation. The future organisation and goals for manning levels at each mill will be completed in March. It will be the responsibility of the line management in each unit to implement organisational changes. These will be handled in accordance with the rules about involvement and negotiations with employee representatives in each country.

Norske Skog has developed a global policy for downsizing to secure equal treatment of employees. Early retirement opportunities will be available and redundant employees will receive severance pay and assistance to advise and help them attain new employment.

Transaction service centres

In order to increase the efficiency within administration, two transaction service centres will be set up for Norske Skog in Europe, one in Skogn, Norway and the other in Antwerp, Belgium. The centre in Antwerp will have supporting functions for sales and logistics, and the centre in Skogn will perform accounting and salary administration for the Norwegian units. These centres will increase the efficiency of administrative tasks, which currently are spread out in many locations.

Targeted investments

Norske Skog will develop a long-term plan for development of the company's production facilities.

Capital spending will, to a large degree, be targeted to further develop competitive mills, while paper machines identified as "harvesting assets" (15 – 20 per cent of capacity) will only receive maintenance capital.

Norske Skog will continue to refine the investment strategy and at a later date, present a long-term plan for development of the company's mills and paper machines.

Oxenøen, February 5, 2003

NORSKE SKOG
Corporate Communications

Contact for financial market:
Vice President Investor Relations, Jarle Langfjæran, tel. + 47 67 59 93 38 or mobile +47 909 78 434

Contact media:
Senior Vice President Corporate Communication, Hanne Aaberg,
tel. + 47 67 59 90 29 or mobile + 47 913 51 682

82-5226

Norske Skog

Press release

Norske Skog:

Result affected by weak demand and strong Norwegian krone – comprehensive cost-cutting measures required to strengthen competitiveness

Norske Skog had operating revenue of NOK 23.4 billion in 2002 (NOK 30.3 billion) and operating earnings before restructuring costs of NOK 1.9 billion (NOK 5 billion). The operating result was negatively affected – in the amount of about NOK 1 billion – by the stronger Norwegian krone, if one compares the average krone exchange rate in 2001 and 2002. As well as the exchange rate, lower prices and volumes were the main reasons for the poor result. The Board proposes this year, as last year, a dividend of NOK 6 per share.

“There is little doubt that it is the strong Norwegian krone which has had the most marked impact on Norske Skog’s profitability, compared with our competitors,” says CEO Jan Reinås. “Despite weak demand, Norske Skog has on the whole attained its long-term financial target figures. The Company is now undergoing a consolidation and operation phase, and Improvement 2003 will help better our competitiveness considerably. The result will be a stronger Norske Skog,” he adds.

In the 4th quarter of 2002 Norske Skog had operating revenue of NOK 6 billion, and operating earnings – before restructuring costs - of NOK 432 million. The allocation of NOK 600 million to cover estimated restructuring costs in connection with the “Improvement 2003” programme gives an operating result of minus NOK 168 million. This amount includes set-asides to cover costs connected with de-manning.

Norske Skog’s total assets declined from NOK 56.2 billion in 2001 to NOK 44.9 billion in 2002. At the end of 2002 Norske Skog had a net debt to equity ratio (gearing) of 1.02. During 2002 Norske Skog paid off debt totalling NOK 2.4 billion.

The Group’s equity capital stood at NOK 17.9 billion as of December 31, 2002. This corresponds to NOK 136 per share, and gives an equity capital ratio of nearly 40%. Conversion of overseas subsidiaries to Norwegian kroner negatively affected equity capital by NOK 1.9 billion in 2002, owing to changes in currency exchange rates. The Group’s debt is largely denominated in foreign currencies, and exchange rate changes reduced net interest-bearing debt by NOK 2.2 billion.

In Europe markets for publication paper were marked by imbalance and at times pressure on prices, during 2002. Newsprint prices in terms of local currencies were about 10% lower than in 2001. Lower advertising volumes led to lower demand during the year, and this in turn caused

newsprint production adjustments. Norske Skog Europe had operating revenue of NOK 14 billion and operating earnings of NOK 1.1 billion in 2002.

South America is marked by economic uncertainty. This led to a fall in demand for newsprint. Norske Skog strengthened its market position in the region, despite increased competition from North American suppliers. Norske Skog's operating revenue in South America in 2002 was NOK 1.1 billion, and its operating result was minus NOK 9 million.

In Australasia there is relatively good demand for wood-containing publication paper. Norske Skog's long-term contracts in the region generate stable, satisfactory earnings. Total operating revenue for the region was NOK 3.8 billion. Operating earnings reached NOK 546 million.

Pan Asia achieved strong results in 2002. There was good demand in Korea and China, coupled with stable prices and efficient production. In other parts of Asia markets were weak and prices low. Norske Skog owns 50% of Pan Asia and its share of Pan Asia's operating revenue and operating earnings were, respectively, NOK 2.6 billion and NOK 562 million.

In North America, demand for wood-containing publication paper increased during the second half of 2002, but prices continue low. NorskeCanada, of which Norske Skog owns 30.6%, had operating revenue and operating earnings of, respectively, CAD 1,482 million and CAD minus 123 million in 2002.

Norske Skog expects that publication paper markets will be weak in the first half of 2003, too, and that the krone exchange rate will continue high.

Norske Skog foresees stable sales volumes in 2003, compared with 2002. In Europe, newsprint prices are expected to continue falling. Negotiations about prices and deliveries are still in progress. A newsprint price increase of USD 50 per tonne has been announced in North America, effective from March 1, 2003. Magazine paper is expected to be under some price pressure during the first half-year.

Consequently, Norske Skog foresees a weak result in 2003. Through the year, however, the effect of the improvement programme will make a positive contribution.

Oxenøen, February 5, 2003

NORSKE SKOG
Corporate Communication

82-5226

Norske Skog

Press release

Contactpersons

Media: Senior Vice President Hanne Aaberg, phone +47 67 59 90 29, mobil +47 913 51 681

Financial market: Vice President Jarle Langfjæran, phone +47 67 59 93 38, mobil +47 909 78 434

NORSKE SKOGINDUSTRIER ASA

Profit and loss account

NOK million	**Jan-Dec 02**	Jan-Dec 01	**2002**	2001
Operating revenue	**6 082**	6 618	**23 471**	30 354
Operating expenses	**-4 888**	-4 887	**-18 273**	-21 935
Operating Earnings before Depreciation	**1 194**	1 731	**5 198**	8 419
Depreciation and amortisation	**-762**	-839	**-3 292**	-3 323
Operating Earnings before provision for restructuring costs	**432**	892	**1 906**	5 096
Provision for restructuring costs	**-600**	0	**-600**	0
Operating earnings	**-168**	892	**1 306**	5 096
Earnings from affiliated companies 1)	**-65**	-21	**-290**	16
Financial items	**-14**	-328	**-405**	-1 376
Other items	**195**	205	**195**	158
Earnings before taxation	**-52**	748	**806**	3 894
Taxation	**426**	-220	**362**	-1 234
Net earnings	**374**	528	**1 168**	2 660
The minority's share of net earnings	**0**	-4	**6**	166
The majority's share of net earnings	**374**	532	**1 162**	2 494

1) Earnings from affiliated companies are included after taxation

Balance sheet

NOK million	**31.12.2002**	31.12.2001	31.12.2000
Intangible fixed assets	**4 682**	4 549	3 430
Operational fixed assets	**31 127**	36 889	38 049
Long-term receivables and affiliated companies	**2 388**	3 979	2 238
Fixed assets	**38 197**	45 417	43 717
Inventory	**2 080**	2 172	2 967
Receivables	**3 821**	4 525	5 915
Short term investments	**381**	1 769	7 417
Liquid assets	**487**	2 389	1 211
Current assets	**6 769**	10 855	17 510
Total assets	**44 966**	56 272	61 227
Paid in equity	**8 409**	8 404	5 077
Retained earnings	**9 355**	10 917	9 413
Minority interests	**157**	205	7 861
Shareholders' equity	**17 764**	19 321	14 490
Deferred taxes	**2 021**	3 174	2 012
Interest-free long-term liabilities and other obligations	**889**	1 003	1 085
Interest bearing long-term liabilities	**17 925**	25 811	28 809
Interest free current liabilities	**5 063**	5 591	6 615
Interest bearing current liabilities	**1 147**	1 167	355
Total liabilities and shareholders' equity	**44 809**	56 067	53 366

NORSKE SKOGINDUSTRIER ASA

Revenue and profit per area

Operating Revenue

NOK million	**Jan-Dec 02**	Jan-Dec 01	**2002**	2001
Europe				
Newsprint	**1 923**	2 216	**7 556**	8 850
Magazine paper	**1 731**	1 495	**6 531**	5 369
Total Europe	**3 654**	3 711	**14 087**	14 219
North America 1)				
Newsprint	**-**	-	**-**	3 323
Pulp	**-**	-	**-**	2 434
Eliminations	**-**	-	**-**	-302
Total North America	**-**	-	**-**	5 455
South America				
Newsprint	**291**	518	**1 107**	1 784
Forests 2)	**-**	42	**-**	171
Eliminations	**-**	-3	**-**	-16
Total South America	**291**	557	**1 107**	1 939
Australasia				
Newsprint	**942**	1 075	**3 807**	4 110
Pulp 3)	**-**	-	**-**	458
Eliminations	**-**	-1	**-**	-95
Total Australasia	**942**	1 074	**3 807**	4 473
Asia				
Newsprint	**681**	759	**2 688**	2 434
Other activities				
Other Industry Norway	**198**	182	**682**	930
Other revenues	**341**	382	**1 249**	1 389
Total Other activities	**539**	564	**1 931**	2 319
Staff/Eliminations	**-25**	-47	**-149**	-485
Total Group	**6 082**	6 618	**23 471**	30 354

1) Norske Skog's share of Norske Skog Canada Ltd., in total comprising North America, is reduced to 36 % as a result of Norske Skog Canada Ltd. acquiring Pacifica Papers 28 August 2001, and from 28 May 2002 to 30.6 % due to a new share issue in Norske Skog Canada Ltd. Norske Skog Canada Ltd. is treated as an affiliated company from 28 August 2001, and is no longer included in the operating revenue and operating earnings

2) A significant part of the forests in Brazil was sold in December 2001.

3) Tasman Pulp was sold 30 April 2001.

NORSKE SKOGINDUSTRIER ASA

Revenue and profit per area

Operating Earnings before Depreciation

NOK million	**Jan-Dec 02**	Jan-Dec 01	**2002**	2001
Europe				
Newsprint	**387**	614	**1 604**	3 022
Magazine paper	**305**	286	**1 363**	1 433
Total Europe	**692**	900	**2 967**	4 455
North America				
Newsprint	-	-	-	649
Pulp	-	-	-	133
Eliminations	-	-	-	5
Total North America	-	-	-	787
South America				
Newsprint	**81**	214	**281**	744
Forests	-	16	-	81
Eliminations	-	-	-	-
Total South America	**81**	230	**281**	825
Australasia				
Newsprint	**241**	313	**1 197**	1 250
Pulp	-	-4	-	204
Eliminations	-	-	-	-
Total Australasia	**241**	309	**1 197**	1 454
Asia				
Newsprint	**180**	248	**865**	869
Other activities				
Pulp	**40**	34	**105**	166
Other/Eliminations	-	-	-	-
Total other activities	**40**	34	**105**	166
Staff/Eliminations	**-40**	10	**-217**	-137
Total Group	**1 194**	1 731	**5 198**	8 419

NORSKE SKOGINDUSTRIER ASA

Revenue and profit per area

Operating earnings

NOK million	**Jan-Dec 02**	Jan-Dec 01	**2002**	2001
Europe				
Newsprint	**174**	417	**643**	2 271
Magazine paper	**94**	145	**546**	976
Total Europe	**268**	562	**1 189**	3 247
North America				
Newsprint	-	-	-	367
Pulp	-	-	-	-43
Eliminations	-	-	-	5
Total North America	-	-	-	329
South America				
Newsprint	**16**	128	**-9**	432
Forests	-	8	-	41
Eliminations	-	-	-	-
Total South America	**16**	136	**-9**	473
Australasia				
Newsprint	**86**	137	**546**	563
Pulp	-	-5	-	162
Eliminations	-	-	-	-
Total Australasia	**86**	132	**546**	725
Asia				
Newsprint	**115**	154	**562**	616
Other activities				
Pulp	**26**	19	**47**	98
Other/Eliminations	-	-	-	-
Total other activities	**26**	19	**47**	98
Staff/Eliminations	**-79**	-111	**-429**	-392
Total Group	**-600**	0	**-600**	0
	-168	892	**1 306**	5 096

NORSKE SKOGINDUSTRIER ASA

Production by Product/Area

(1,000 tonnes)	Jan-Dec 02	Jan-Dec 01	2002	2001
Europe				
Newsprint	**509**	399	**1 925**	1 770
Magazine paper	**340**	210	**1 267**	847
Nord America				
Newsprint	-	-	-	559
Pulp	-	-	-	526
South America				
Newsprint	**87**	69	**332**	314
Australasia				
Newsprint	**206**	199	**832**	817
Pulp	-	-	-	90
Asia				
Newsprint	**170**	141	**635**	468
Other activities				
Newsprint	-	-	-	11
Pulp	-	-	-	-
Norske Skog Total:				
Total Newsprint	**972**	808	**3 724**	3 939
Total Magazine paper	**340**	210	**1 267**	847
Total printing paper	**1 312**	1 018	**4 991**	4 786
Total Pulp	-	-	-	616

NORSKE SKOGINDUSTRIER ASA

Quarterly comparison

NOK million	**4Q02**	3Q02	2Q02	1Q02	4Q01	3Q01	2Q01	1Q01	4Q00
Operating revenue	**6 082**	5 815	5 898	5 676	6 618	6 940	8 163	8 633	9 947
Operating earnings before depreciation	**1 194**	1 134	1 468	1 401	1 731	2 021	2 130	2 537	2 364
Depreciation and amortisation	**762**	822	842	865	839	773	854	857	884
Operating earnings before provision for restructuring costs	**432**	312	626	536	892	1 248	1 276	1 680	1 480
Restructuring costs	**-600**	-	-	-	-	-	-	-	-
Operating earnings	**-168**	312	626	536	892	1 248	1 276	1 680	1 480
Earnings before taxation	**-52**	-62	677	243	748	923	869	1 354	836
The majority's share of net earnings	**374**	182	465	141	532	628	536	798	554

Quarterly comparison

NOK million	**4Q02**	3Q02	2Q02	1Q02	4Q01	3Q01	2Q01	1Q01	4Q00
Operating Revenue									
Europe	**3 654**	3 563	3 522	3 348	3 711	3 428	3 643	3 437	3 651
North America	**0**	0	0	0	0	1 154	1 930	2 371	2 558
South America	**291**	247	264	305	557	421	487	474	574
Australasia	**942**	911	1 000	954	1 074	1 062	1 096	1 241	1 588
Asia	**681**	698	691	618	759	561	519	595	719
Non-core	**539**	450	411	531	564	487	585	683	893
Staff/Eliminations	**-25**	-54	10	-80	-47	-173	-97	-168	-36
Total Operating Revenue	**6 082**	5 815	5 898	5 676	6 618	6 940	8 163	8 633	9 947
Operating earnings before Depreciation									
Europe	**692**	651	854	769	900	1 186	1 228	1 141	997
North America	**0**	0	0	0	0	133	148	506	537
South America	**81**	56	45	98	230	175	209	211	238
Australasia	**241**	246	345	365	309	351	340	454	474
Asia	**180**	222	252	211	248	190	202	229	206
Other activities	**40**	16	18	31	34	30	56	46	23
Staff/Eliminations	**-40**	-57	-46	-73	10	-44	-53	-50	-111
Total Operating earnings before Depr.	**1 194**	1 134	1 468	1 401	1 731	2 021	2 130	2 537	2 364
Operating earnings									
Europe	**268**	203	405	313	562	902	932	851	693
North America	**0**	0	0	0	0	26	-31	334	338
South America	**16**	-10	-27	12	136	90	122	125	151
Australasia	**86**	93	174	193	132	180	158	255	265
Asia	**115**	139	177	132	154	126	153	183	155
Other activities	**26**	1	3	17	19	15	38	26	8
Restructuringcosts	**-600**								
Staff/Eliminations	**-79**	-114	-106	-131	-111	-91	-96	-94	-130
Total Operating earnings	**-168**	312	626	536	892	1 248	1 276	1 680	1 480

NORSKE SKOGINDUSTRIER ASA

Financial key figures

	Definitions	2002	2001	2000
Net operating margin before restructuring costs %	1	**8,1**	16,8	15,8
Net operating margin after restructuring costs %	1	**5,6**	16,8	15,8
Gross operating margin before restructuring costs %	2	**22,1**	27,7	24,8
Gross operating margin after restructuring costs %	2	**19,6**	27,7	24,8
Equity ratio %	3	**39,9**	34,7	36,5
Equity ratio excl. minority interests %	4	**39,5**	34,3	23,7
Net interest bearing debt		**18 204**	22 820	20 535
Net debt/Equity		**1,02**	1,17	0,92
Net debt/Equity excl. minority interests	5	**1,02**	1,18	1,42
Earnings per share after taxes		**8,79**	20,68	19,17
Earning per share - fully diluted *)	6	**8,79**	20,68	19,17
Cash flow per share after taxes		**27,89**	58,47	48,18
Cash flow per share - fully diluted *)		**27,89**	58,47	48,18

Definitions:

1 : Net operating margin = Operating earnings : Operating revenue

2 : Gross operating margin = (Operating earnings + Ordinary depreciation + Restructuring costs) : Operating revenue

3 : Equity ratio = (Shareholders' equity + Minority interests) : Total assets

4 : Equity ratio excl. minority interests = Shareholders' equity : Total assets

5 : Earnings per share = Net earnings : Average number of shares

6 : Cash flow per share = Net cash flow from operating activities : Average number of shares

*) Net earnings and cash flow are rectified by interest expenses on subordinated convertible bonds

Statement of cash flow

NOK millon	2002	2001	2000
Cash flow from operating activities			
Cash generated from operations	**23 575**	31 165	26 386
Cash used in operations	**-18 290**	-22 141	-19 620
Cash from net financial items	**-625**	-1 435	-1 428
Taxes paid	**-973**	-537	-416
Net cash flow from operating activities	**3 687**	7 052	4 922
Cash flow from investment activities			
Investments in operational fixed assets	**-1 146**	-1 225	-1 351
Sales of operational fixed assets	**44**	26	69
Other investments	**170**	286	-299
Dividend received	**0**	4 372	-
Net cash from sold shares in subsidiaries	**498**	3 075	1 534
Net cash used for acquisition of companies	**-6**	-11 113	-18 644
Net cash flow from investment activities	**-440**	-4 579	-18 691
Cash flow from financial activities			
Net change in long-term liabilities	**-6 411**	-3 420	20 739
Net change in short-term liabilities	**884**	749	-165
Dividend paid	**-792**	-671	-554
New equity	**0**	3 327	1 463
Net cash flow from financial activities	**-6 319**	-15	21 483
Translation difference	**-218**	44	111
Total change in liquid assets	**-3 290**	2 502	7 825